CONFIDENTIAL TREATMENT REQUESTED
BY SILK ROAD MEDICAL, INC.: SILK – 001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

March 19, 2019
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Mail Stop 3030

Attention:	Sergio Chinos
Kate McHale
Kevin Kuhar
Gary Newberry

Re:	Silk Road Medical, Inc.
Registration Statement on Form S-1
File No. 333-230045
Filed March 4, 2019
Ladies and Gentlemen:
On behalf of Silk Road Medical, Inc., a Delaware corporation (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 originally submitted on a confidential basis by the Company to the Commission on December 19, 2018, and as revised and further submitted on March 4, 2019 (the “Registration Statement”).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
The purpose of this letter is to notify the Staff that the price range for the Company’s initial public offering (“IPO”) included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share (the “Preliminary Price Range”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with Commission guidance. This Preliminary Price Range was determined based, in large part, on various communications that took place during February and March 2019 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of J.P. Morgan Securities LLC and Merrill Lynch, Pierce Fenner & Smith Incorporated, the joint book-running managers for the offering.
Determination of Estimated Preliminary Initial Public Offering Price Range
The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus will be, and takes into account a reverse share split of the Company’s common stock of 2.7-for-1 that will become effective before the printing of the preliminary prospectus (the “Reverse Share Split”). Furthermore, the actual indicative price range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and its markets. The indicative price range and Reverse Share Split to be included in the preliminary prospectus will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.
Timing Considerations
The Company advises the Staff that it anticipates printing its preliminary prospectus on or about March 25, 2019 and commencing its roadshow as early as such date, with a target pricing date as early as April 3, 2019.
Stock Option Issuances by the Company since December 19, 2017
To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s common stock made from December 19, 2017 through the date of this letter (the “Review Period”).
[***TABLE COLUMNS 3, 4 & 5***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

Grant Date	Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock at Grant Date
March 22, 2018	[***]	[***]	[***]
March 22, 2018	[***]	[***]	[***]
June 27, 2018	[***]	[***]	[***]
June 27, 2018	[***]	[***]	[***]
September 13, 2018	[***]	[***]	[***]
September 23, 2018	[***]	[***]	[***]
December 10, 2018	[***]	[***]	[***]
February 27, 2019	[***]	[***]	[***]
Overview of Option Pricing and Fair Value Determinations
The section captioned “Common Stock Valuation and Stock-Based Compensation” on pages 81 and 82 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes an explanation of the Company’s approach to accounting for stock-based compensation and factors considered by the Company in determining fair value.
As previously disclosed in the Registration Statement, each time the Board has granted options, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s Board to make complex and subjective judgments. In doing so, the Company’s Board considered a combination of valuation methodologies as described in the MD&A and below:

•
Probability-Weighted Expected Return Method: The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

•
Option-Pricing Method: The option-pricing method (“OPM”) is a method in which shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•
Discounted Cash Flow Method: The Discounted Cash Flow (“DCF”) method estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as equity value.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

The Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common stock as of the date of each grant, including the following factors:

•	contemporaneous valuations of the Company’s common stock prepared by an unrelated third party valuation firm;

•	the Company’s stage of development;

•	valuations of comparable companies;

•	the rights, preferences and privileges of the Company’s preferred stock relative to those of its common stock;

•	the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources;

•	the general and industry-specific economic outlook; and

•	the lack of marketability of the Company’s common stock.
The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Throughout the Review Period, the Company obtained frequent independent valuations from a nationally recognized independent valuation firm, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations. Throughout the Review Period, the Company’s Board consisted of individuals with significant experience in business, finance, investing and significant experience in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below.
Third Party Independent Valuations
The Board believes it made a thorough evaluation of the relevant factors to determine the fair value of the Company’s common stock on each option grant date, including independent third party valuations of the Company’s common stock. Such third party valuations were performed consistent with the guidance and methods outlined in the Practice Guide. A review of the methodology and key assumptions included in the independent third party valuations considered for the purpose of determining the fair value of the Company’s common stock at each option grant date during the Review Period is further described below.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

From November 2018 to February 2019, the Company conducted retrospective valuations of its common stock as of December 31, 2017, March 31, 2018, August 1, 2018 and September 30, 2018, and received this valuation report in November 2018 (the “Retrospective Valuations”). The Company then straight-lined the valuation between each of such dates and recorded additional stock-based compensation charges for all option awards granted in 2018 based on the fair market values set forth in the tables below:

Grant Date	Straight-line Market Value per Share	Retrospective Valuation Date	Per Share Value
March 22, 2018	$[***]	December 31, 2017	$[***]
June 27, 2018	$[***]	March 31, 2018	$[***]
September 13, 2018	$[***]	August 1, 2018	$[***]
September 23, 2018	$[***]	September 30, 2018	$[***]
December 10, 2018	$[***]
Summary of March 22, 2018 and June 27, 2018 Option Grants
The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on March 22, 2018 and June 27, 2018 (the “March/June 2018 Grants”) was $[***] per share. At the time of the March/June 2018 Grants, the Company’s Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “July 2017 Valuation Report”), which concluded that, as of July 31, 2017, the fair value of shares of the Company’s common stock was $[***] per share. The Board determined that there were no material changes in the Company’s business since July 31, 2017, or in the assumptions upon which the July 2017 Valuation Report was based, that had affected the fair value of its shares of common stock. The Company further advises the Commission that the Board assigned per share exercise prices of [***] to the shares granted in the March/June 2018 Grants, and that all such exercise prices were greater than or equal to the fair value of the Company’s common stock at the time of the March/June 2018 Grants. As further explained below, the options granted at exercise prices of $2.26 and $4.50 per share were granted with exercise prices above the fair market value because our Board wanted to provide an incentive to our management team to create additional value in the Company and its common stock as a result.
The July 2017 Valuation Report used OPM to determine the fair market value of the Company’s common stock as of July 31, 2017. OPM treats common stock and preferred stock as call options on the aggregate enterprise value. In the OPM framework, the fair market of the Company’s common stock was determined by estimating the equity value, incorporating an assumed IPO within 2.5 years, interpolating a risk-free rate of 1.43 percent for U.S. Treasury securities for the 2.5 year term and applying an estimated expected volatility of 45% over the 2.5 year term. Upon determining the equity value of the Company, that value was then allocated to the various classes of the Company’s equity securities, accounting for liquidation preferences and conversion requirements, and a 40% discount for lack of marketability was applied.
The Company further advises the Commission that between August 2014 and July 2017, the Company issued an aggregate 33,015,627 shares of its Series C preferred stock at a purchase price of $2.26 per share in a preferred stock financing (the “Series C Financing”). The sales of shares in the Series C Financing represented sales made on an arms-length basis to sophisticated purchasers through negotiated transactions. In setting the exercise prices for the March/June 2018 Grants, the Board set an exercise price of $[***] per share for a portion of the March/June 2018 Grants, and, at its discretion, elected to set an exercise price of $[***] per share, a price that was consistent with the price per of the shares sold in the Series C Financing and which was higher than the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

fair market value of the Company’s common stock at the time of the March/June 2018 grants. For a limited number of grants made in the March/June 2018 Grants, the Board set an exercise price of $[***] per share, and this higher price per share was selected by the Board at its discretion in order to incentivize the Company’s executives to continue their efforts to increase the value of the Company in the future.
The Company further advises the Staff that the straight line method applied to the Retrospective Valuations resulted in fair market value of the Company’s common stock of $[***] per share, which is $[***] per share higher than the exercise price for the grants made on March 22, 2018. As a result of the increase valuation of the underlying shares of common stock granted on March 22, 2018, the Company determined to record additional stock-based compensation expense for those grants, assuming a fair market value equal to the $[***] per share.
The Company further advises the Staff that the straight line method applied to the Retrospective Valuations resulted in fair market value of the Company’s common stock of $[***] per share, which is $[***] per share higher than the exercise price for the grants made on June 27, 2018. As a result of the increase valuation of the underlying shares of common stock granted on June 27, 2018, the Company determined to record additional stock-based compensation expense for those grants, assuming a fair market value equal to the $[***] per share.
Summary of September 13, 2018 and September 23, 2018 Option Grants
The Company advises the Staff that the underlying shares of common stock for option awards granted on September 13, 2018 and September 23, 2018, as determined by the Board and Compensation Committee of the Board, respectively, (the “September 2018 Grants”) was $[***] per share. At the time the September 2018 Grants were approved by the Board, the Board had reviewed a valuation report from its third-party independent valuation firm (the “August 2018 Valuation Report”) which determined the fair value of the Company’s common stock to be $[***] per share as of August 1, 2018. The Board considered the analysis set forth in the August 2018 Valuation Report, but it chose to set an exercise price of $[***] for the September 2018 Grants, a price per share which was higher than the fair market value set forth in the August 2018 Valuation Report. The exercise price of $[***] was selected by the Board and the compensation committee of the Board in order to maintain consistency between the exercise price for the September 2018 Grants and (a) the price per share for shares of the Company’s Series C Preferred Stock sold in the Series C Financing and (b) the March/June 2018 Grants, some of which were made to management with exercise prices of $2.26 per share.
To estimate the total equity value in determining the valuation of the Company’s common stock as of August 1, 2018 in the August 2018 Valuation Report, the third party valuation firm used the DCF method. The resulting equity value was then allocated to the common stock utilizing an OPM method for two potential scenarios: an IPO Scenario and a Sale scenario. An IPO Scenario with a pre-money equity value of $[***] was weighted at 25%, assuming the timing of an IPO occurring within the next 1.2 years and a 9.8% marketability discount. A Sale Scenario with an estimated equity value as of the valuation date of $[***] was weighted at 75%, assuming the timing of a sale occurring within the next 1.2 years and a 13.2% marketability discount.
The Company further advises the Staff that the straight line method applied to the Retrospective Valuations resulted in fair market value of the Company’s common stock of $[***] per share, which is $[***] per share higher than the exercise price for the grants made on September 13, 2018. As a result of the increase valuation of the underlying shares of common stock granted on September 13, 2018, the Company determined to record additional stock-based compensation expense for those grants, assuming a fair market value equal to the $[***] per share.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

The Company further advises the Staff that the straight line method applied to the Retrospective Valuations resulted in fair market value of the Company’s common stock of $[***] per share, which is $[***] per share higher than the exercise price for the grants made on September 23, 2018. As a result of the increase valuation of the underlying shares of common stock granted on September 23, 2018, the Company determined to record additional stock-based compensation expense for those grants, assuming a fair market value equal to the $[***] per share.
Summary of December 10, 2018 Option Grants
The Company advises the Staff that the Company’s Board determined that the fair value of the underlying shares of common stock for option awards granted on December 10, 2018 (the “December 2018 Grants”) was $[***] per share. For purposes of determining the fair value of the Company’s common stock for the December 2018 Grants, a third-party independent valuation firm performed a valuation of the Company’s common stock as of September 30, 2018 (the “September 2018 Valuation Report”). To estimate and allocate the Company’s total equity value in determining the valuation of the Company’s common stock as of September 30, 2018, the third party valuation firm used a combination of DCF and PWERM for three potential scenarios: a High IPO Scenario, Low IPO Scenario and an M&A scenario. A High IPO scenario with a future pre-money equity value of $[***] was weighted at 15%, assuming the timing of an IPO occurring within the next nine months, a discount rate of 17.8% and a marketability discount of 8.8%. A Low IPO scenario with a future pre-money equity value of $[***] was weighted at 15%, assuming the timing of an IPO occurring within the next nine months, a discount rate of 17.8%, and a marketability discount of 8.8%. An M&A scenario with a current pre-money equity value of $[***], applying an OPM to allocate this value to each class of security under a future M&A event, was weighted at 70%, assuming twelve months to an M&A event and 12.0% marketability discount. The September 2018 Valuation Report concluded that, as of September 30, 2018, the fair value of the Company’s shares of common stock was $[***] per share. The Board determined that there were no material changes in the Company’s business since September 30, 2018, or in the assumptions upon which the September 2018 Valuation Report was based, that had affected the fair value of its shares of common stock.
The Company further advises the Staff that the straight line method applied to the Retrospective Valuations and the December 31, 2018 valuation resulted in fair market value of the Company’s common stock of $[***] per share, which is $[***] per share higher than the exercise price for the grants made on December 10, 2018. As a result of the increase valuation of the underlying shares of common stock granted on December 10, 2018, the Company determined to record additional stock-based compensation expense for those grants, assuming a fair market value equal to the $[***] per share.
February 2019 Grants
The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on February 27, 2019 (the “February 2019 Grants”) was $[***] per share. For purposes of determining the fair value of the Company’s common stock for the February 2019 Grants, a third-party independent valuation firm performed a valuation of the Company’s common stock as of December 31, 2018 (the “December 2018 Valuation Report”).
To estimate and allocate the Company’s total equity value in determining the valuation of the Company’s common stock as of December 31, 2018, the third party valuation firm used a combination of DCF and PWERM for three potential scenarios: a High IPO Scenario, Low IPO Scenario and an M&A scenario. A High IPO scenario with a future pre-money equity value of $[***] was weighted at 25%, assuming the timing of an IPO occurring within the next five and a half months, a discount rate of 12.7%, and a marketability discount of 8.7%. A Low

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

IPO scenario with a future pre-money equity value of $[***] was weighted at 25%, assuming the timing of an IPO occurring within the next five and a half months, a discount rate of 12.7%, and a marketability discount of 8.7%. An M&A scenario with a pre-money equity value of $[***], was weighted at 50%, assuming the timing of an M&A event occurring within the next nine months and a marketability discount of 12.6%. The December 2018 Valuation Report concluded that, as of December 31, 2018, the fair value of the Company’s shares of common stock was $[***] per share. The Board determined that there were no material changes in the Company’s business since December 31, 2018, or in the assumptions upon which the December 31, 2018 Valuation Report was based, that had affected the fair value of its shares of common stock.
Other Grant Date Considerations
As noted above, at each option grant date, the Board considered the third party valuations available at the time of determination and other specific objective and subjective factors, including the following factors:
March/June 2018 Grants

•	As of March 22, 2018 and June 27, 2018, the Company had not yet hired investment bankers for the IPO process.

•	There were no significant adverse changes in the business, operations or products that had occurred since July 31, 2017.
September 2018 Grants

•	The Company drew down $15 million in the aggregate under its term loan agreement with CRG.

•	The Company generated revenue of $7,767,000 in Q2 2018, which exceeded its operating plan.

•	The procedure volume increased from 774 in Q1 2018 to 1,008 in Q2 2018.

•	As of September 13, 2018 and September 23, 2018, the Company had not yet hired investment bankers for the IPO process.
December 2018 Grants

•	The Company had hired investment bankers for the IPO process and held its organizational meeting on October 30, 2018.

•	The Company generated revenue of $9,614,000 in Q3 2018, which exceeded its operating plan.

•	The procedure volume increased from 1,008 in Q2 2018 to 1,243 in Q3 2018.

•	The Company announced positive clinical data for its products at VEITHsymposium in November 2018.

•	The Company was planning to confidentially submit its Registration Statement to the Commission in late December 2018.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

•	There were no significant adverse changes in the business, operations or products that had occurred since September 30, 2018.
February 2019 Grants

•	As of February 27, 2019, the Company had made substantial progress toward completing its IPO.

•	The Company generated revenue of $11,470,000 in Q4 2018, which exceeded its operating plan.

•	The procedure volume increased from 1,243 in Q3 2018 to 1,584 in Q4 2018.

•	The Company had confidentially submitted its Registration Statement to the Commission in December 2018.

•	The Company has not received the valuation range proposed by the investment bankers for the IPO.
Summary
The Company advises the Staff that it has not granted any additional options below the IPO price subsequent to those on granted on February 27, 2019 (“the “Most Recent Grant Date”). The Company believes the difference between the fair value of its common stock as the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range is the result of the following factors:

•
Better Market Conditions. The Preliminary Price Range also took into account performance and valuations of companies in January and February 2019 that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of one successful initial public offering of in the medical device industry that the lead underwriters felt may potentially be viewed by investors as comparable.

•
Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The December 2018 Valuation Report reflected the illiquidity of the Company’s common stock on December 31, 2018 and the uncertainty of the IPO. The difference between the fair value of the Company’s common stock as of the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range reflects a discount of approximately [***]%, assuming the occurrence of the Reverse Share Split at 2.7-for-1. In contrast, and given the probably to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•
Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. Furthermore, holders of outstanding convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of convertible

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The Preliminary Price Range assumes the conversion of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

•
Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a “currency” to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the Preliminary Price Range.

Conclusion
In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the best practices outlined in the Practice Guide, and the Internal Revenue Code of 1986, as amended.
****

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 19, 2019	BY SILK ROAD MEDICAL, INC.

Please direct any questions regarding the contents of this letter to me at (650) 565-3564 or poettinger@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger
Philip H. Oettinger

cc:	Erica J. Rogers, Silk Road Medical, Inc.
Lucas Buchanan, Silk Road Medical, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP